Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Area Executive, Compressor Technique



President Communications
170 322 8070


SEC MAIL PROCESSING
RECEIVED
JUN 20 2005
WASH. D.C. 209 SECTION

Atlas Copco acquires distributors in Slovenia and Croatia

Stockholm, Sweden, June 16, 2005: Atlas Copco Internationaal B.V, the Netherlands, has today acquired Contex AC d.d. and Contex d.o.o., based in Slovenia and Croatia respectively. Together, the companies have 23 employees. The purchase price was not disclosed.

Contex AC d.d., located in Ljubljana, Slovenia, is distributing and servicing solely Atlas Copco equipments and offers a portfolio of compressors, construction and mining equipment as well as handheld power tools. Contex d.o.o., located in Split, Croatia, is mainly a service and rental company. The seller is Contex GmbH, based in Austria.

Both Contex AC d.d and Contex d.o.o. have been present on their market for several years, and are among the leading suppliers in their operating countries.

"The acquisition is in line with our growth strategy. Through this acquisition we will be able to establish direct relations with our local customers through an Atlas Copco Customer Center," says Bengt Kvarnbäck, Business Area Executive, Atlas Copco Compressor Technique.

After being acquired, both companies will become Atlas Copco Customer Centers covering the entire product ranges of the Atlas Copco brand.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Oil-free Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures, markets and distributes worldwide a vast range of oil-free air compressors, Air Optimization systems, Aftermarket products and total quality air solution equipment used in all kind of industries where the quality of the air is paramount for the end product and production process. The main product scope of supply of the division covers a wide range of oil-free air compressors, medium, low and high pressure variants, with various compression technologies such as rotary screw and tooth, piston, centrifugal and reciprocating piston boosters. Within the same pressure/capacity range oil-injected compressors are offered as an alternative for less critical applications. By nature and innovative design Oil-free Air cares for the environment. More information is available on www.atlascopco.com.

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco-group.com	Reg. Office Nacka